EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges and preferred stock dividends)

	Nine months ended
	June 30,		Year ended September 30,
	2011	2010	2010	2009	2008	2007	2006

Earnings:
Pre-tax income excluding noncontrolling interests	$335,418	$256,555	$361,908	$248,774	$386,854	$392,224	$342,066
Fixed charges	62,994	61,448	81,250	75,369	409,300	514,543	309,759
Less: preferred stock dividends	-	-	-	-	-	-	-

Earnings	$398,412	$318,003	$443,158	$324,143	$796,154	$906,767	$651,825

Fixed charges:
Interest expense	$48,710	$47,274	$62,564	$56,921	$392,229	$499,664	$296,670
Estimated interest portion within rental expense	13,978	13,959	18,399	18,416	17,071	14,879	13,089
Amortization of debt issuance cost	306	215	287	32	-	-	-
Preferred stock dividends	-	-	-	-	-	-	-

Total fixed charges	$62,994	$61,448	$81,250	$75,369	$409,300	$514,543	$309,759

Ratio of earnings to fixed charges and preferred stock dividends	6.32	5.18	5.45	4.30	1.95	1.76	2.10

We calculated our ratio of earnings to fixed charges and preferred stock dividends by adding pre-tax income excluding noncontrolling interests, plus fixed charges minus preferred stock dividends and dividing that sum by our fixed charges. Our fixed charges for this ratio consist of interest expense, the portion of our rental expense deemed to represent interest (calculated as one third of rental expense), amortization of debt issuance costs and preferred stock dividends.

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